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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Halifax Corporation

(Name of Issuer)

Common Stock, $0.24 Par Value

(Title of Class of Securities)

405805 10 2

(CUSIP Number)

October 18, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 405805 10 2			Page 2 of 4

1.	Name of Reporting Person: Nancy M. Scurlock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 399,544.5[1]

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 399,544.5

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 399,544.5

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.6%[2]

12.	Type of Reporting Person: IN

[1]	Consisting of 392,961 shares of Common Stock and 6,583.5 shares of Common Stock underlying currently exercisable options. The 6,583.5 shares of Common Stock underlying currently exercisable options were transferred to Nancy M. Scurlock ("Mrs. Scurlock") on October 3, 2005. The Schedule 13G filed with the Securities and Exchange Commission on March 17, 2005, inadvertently failed to account for 64,849 shares of Common Stock underlying a convertible subordinated debenture plus interest thereon (the "Debenture") at October 18, 2004, at $3.19 a share. The Debenture was paid in full on July 15, 2005, and therefore, is not included in the number of shares currently beneficially owned by Mrs. Scurlock.

[2]	Percent of class based on 3,172,206 shares of Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended June 30, 2005, plus 6,583.5 shares of Common Stock underlying currently exercisable options of Common Stock beneficially owned by the reporting person.

2 of 4

Item 1.	(a)	Name of Issuer: Halifax Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 5250 Cherokee Avenue, Alexandria, Virginia 22312
Item 2.
	(a)	Name of Person Filing: Nancy M. Scurlock
	(b)	Address of Principal Business Office or, if none, Residence:
10575 NW Skyline Boulevard, Portland, Oregon 97231
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 405805 10 2
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 399,544.5 shares of Halifax Corporation Common Stock, $0.24 Par Value. [3]
(b)	Percent of Class:		12.6%[4]
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	399,544.5
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	399,544.5
	(iv)	Shared power to dispose or to direct the disposition of:	0
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

[3]	See footnote 1.

[4]	See footnote 2.

Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2005	/s/ Nancy M. Scurlock

Nancy M. Scurlock
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)